August 3, 2006

U.S Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC 20549-4561
Attention: Mr. Chris Harley

Re:	KH Funding Company
Form10-K for Fiscal Year ended December 31, 2005
File No. 333-106501

In response to your letter dated July 11, 2006, KH Funding Company (the “Company”) hereby provides the following response:

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Statement of Cash Flows

1.    SEC Comment: “We note you received $1,025,081 in proceeds from sales of common stock during 2004. Please reconcile this amount with the $25,081 you reported as additional stock issued in your Statements of Stockholder’s Equity for the same period.”

Response: On December 31, 2003 KH Funding Company sold 500,000 shares of common stock at $2.00 per share to a known and respected client. Due to the holidays and the prior relationship with the client, The Company agreed to collect the funds after the holidays and recorded a subscription receivable for $1,000,000. The subscription receivable was included in other receivables on the December 31, 2003 balance sheet. This subscription receivable was paid on January 8, 2004

Note A - Summary of Significant Policies

Loans Receivable and Allowance for Loan Losses

2. SEC Comment: “ Please tell us how you determine each element of the allowance for loan losses; specific, general based on loss factors applied to loan types by grade and general for other environmental factors.”

Response: The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, or SFAS No. 114, Accounting by Creditors for Impairment of a Loan.

The formula allowance is calculated by applying loss factors to corresponding categories of outstanding homogenous loans. Loss factors are bases on our historical loss experience. The use of these loss factors is intended to reduce the difference between estimated losses inherent in the portfolio and observed losses.

The Company originates loans for various loan categories to include 1st Trust Real Estate, 2nd Trust Real Estate, Investment, Business Assets, etc. Each category has a specific loss history percentage for the past 5 years. Based on this loss history percentage, we set aside a like percentage for the current balance of loans by category. These percentages, quantified in dollar amounts comprise our general allowance for loan losses.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a loan that leads management to believe the probability that a loss may be incurred in an amount different from the amount determined by formula allowance calculation.

Environmental factors are also considered in the calculation but are not a material component of the allowance.

The Company will expand its disclosure related to the allowance for loan losses to include this information in future filings.

3.  SEC Comment: “We note your disclosure in MD&A that you purchase first and second trust residential loans nationwide from lenders. Please provide us with the following additional information:”

a) “tell us your accounting policy with respect to purchased loans;”

Response: When 1st or 2nd trust mortgage loans are purchased, any premium paid (or discount) is amortized over a 5 year life or over the life of the loan when it is less than 5 years as a component of interest income. Any unamortized loan premiums are included with net notes receivable on the Balance Sheet and net loans made to borrowers in the statement of cash flows.

b) “quantify for us the dollar amount of loans purchased during the periods presented”

Response: Dollar amount of loans purchased:

For the 3 months ended;
For 2004 - $373,901	March 31, 2005 - $1,622,501
For 2005 - $4,473,440	March 31, 2006 - $1,802,450

c) “ tell us how you report loan purchases on your Statement of Cash Flows”

Response: Purchased loans and the related premiums paid are included with loans originated by Company and appear on the Cash Flows as “Loans made to Borrowers” in the investing activities section.

Note B - Investment Securities - Available for Sale

4.  SEC Comment: Please tell us whether you held any investments with unrealized loss positions of 12 months or longer as of December 31, 2005 and March 31, 2006. If so, provide us with the disclosures required by paragraph 17a of FSP FAS 115-1 and FAS 124-1.

Response: The Company purchased approximately $632,000 of corporate bonds in November of 2004. This purchase consisted of almost equal amounts of Ford Motor and GMAC bonds. The purchase price included approximately $32,000 in bond premiums. During the remainder of 2004 and for all of 2005 the fair value of both of the holdings decreased significantly to a low of approximately $532,000 at December 31, 2005. This decrease was due to downgrades in the ratings of both the equity and bonds of Ford and GMAC. Since the beginning of 2006, the fair value of our bond holdings has increased steadily to a June 30, 2006 value of approximately $562,000. Because the Company has both the ability and intent to hold the bonds until a recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2005 or March 31, 2006.
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I hope that you find our responses to your comments acceptable. KH Funding Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing. Any staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing. Also, Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ James E. Parker
James E. Parker
Chief Financial Officer